

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 12, 2016

<u>Via E-mail</u>
Mark A. Solls
Executive Vice President and Chief Legal Officer
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, TX 75201

> **Re: Invitation Homes Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted November 23, 2016**
> **CIK No. 377-01403**

Dear Mr. Solls:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your revised disclosure in response to comment 5. Your definition of your same store portfolio appears to exclude properties that have not been renovated and properties that were renovated but have not been leased. Please tell us how you determined it was appropriate to exclude these properties from your same store portfolio. Please also tell us how you classify these excluded properties.

2. We note your response to comment 7. We also note you have underwritten more than 1,000,000 individual homes since your inception, but your portfolio will only consist of approximately 50,000 homes. Please tell us the cause for this disparity.

3. We note your response to comment 8. Please revise your disclosure to include a brief discussion of why you believe multifamily REIT performance data provides a meaningful comparison.

Financial Statements

Combined and Consolidated Statements of Operations, page F-7

4. We have considered your response to our prior comment 23. Please revise your presentation in accordance with SAB Topic 14F.

Supplemental Response Dated November 23, 2016

Annex A – Draft Legal Opinion

5. We note the assumptions contained in paragraphs 5 and 6 of Exhibit A. Please confirm that you will file an appropriately unqualified opinion, removing these assumptions, by post-effective amendment no later than the closing date of the offering. Please also revise the assumption contained in paragraph 8. As drafted this assumes a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise. Refer to Staff Legal Bulletin 19 for guidance.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie, Esq.